April 23, 2020

Aamira Chaudhry
Lyn Shenk, Esq.
Office of Trade & Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Adtalem Global Education Inc.
Form 10-K for the Fiscal Year Ended June 30, 2019
Filed August 28, 2019
File No. 001-13988
Dear Ms. Chaudhry and Mr. Shenk:
Thank you for your comments. Adtalem Global Education Inc. (“Adtalem,” the “Company,” “we,” or “our”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”) dated April 16, 2020, relating to the Company’s Annual Report on Form 10-K (File No. 001-13988) for the fiscal year ended June 30, 2019. On behalf of Adtalem, we have addressed your comment letter by reproducing each comment below in bold text and providing Adtalem’s response immediately following.
Form 10-K for the Fiscal Year Ended June 30, 2019

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Other Contractual Arrangements, page 74

1.
It appears the cash interest payments on your debt obligations may represent a material contractual obligation. Because this table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Adtalem’s Response
The contractual arrangements disclosed in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the fiscal year ended June 30, 2019 filed on August 28, 2019 disclosed the principal payments on our long-term debt obligations but did not include the cash interest payments on our long-term debt obligations. We are happy to include cash interest payments within this disclosure in future filings to more clearly comply with Item 303(a)(5) of Regulation S-K and SEC Release No. 33-8350. We are providing below an example of our intended future disclosure which includes cash interest payments on our long-term debt obligations by providing what our contractual obligations disclosure would have been as of June 30, 2019 with this information included.

Our contractual obligations as of June 30, 2019 were as follows (in thousands):

	Due In
		Less Than			After	All
	Total	1 Year	1-3 Years	4-5 Years	5 Years	Other
Long-term debt	$407,000	$3,000	$6,000	$116,000	$282,000	$—
Interest on long-term debt (1)	90,234	15,984	31,482	30,834	11,934	—
Operating leases	405,430	86,010	149,802	98,749	70,869	—
Deferred purchase price agreements	16,444	6,794	9,650	—	—	—
Employment agreements	769	415	354	—	—	—
Transition tax	8,729	—	310	2,848	5,571	—
Uncertain tax positions	36,182	—	—	—	—	36,182
Total	$964,788	$112,203	$197,598	$248,431	$370,374	$36,182
(1) Interest payment obligations on our long-term debt are estimated by assuming the interest rates in effect as of June 30, 2019 under our Credit Facility will remain constant in the future and the principal amounts outstanding will be repaid at the dates represented in the long-term debt disclosure within this table and discussed in Note 13 “Debt” to the Consolidated Financial Statements. Actual future interest payments will vary from this estimated disclosure based on changes in interest rates and amounts borrowed.
Item 8. Financial Statement and Supplementary Data
Note 4. Summary of Significant Accounting Policies
Revenue Recognition, page 88

2.
We note that for Becker test preparation revenue is recognized when access to the course materials is delivered to the customer and that for Adtalem Brazil and EduPristine test preparation course instruction revenue is recognized on a straight-line basis over the applicable instruction delivery periods. Please tell us in further detail why the revenue recognition method for the test preparation services differs between Becker and Adtalem Brazil and EduPristine. In this regard, we note from the Becker website that Premium and Pro packages include various live online and/or live courses, success coaching, and personal tutoring in addition to pre-packaged course materials.

Adtalem’s Response
ASC 606-10-50-5 requires an entity to disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. We provide a disaggregation of our revenue by type of good or service (major product line). We provide our performance obligations and revenue recognition policies for each category used in this disaggregation of revenue presentation, with Test Preparation being one of those categories. Becker Professional Education (“Becker”), Adtalem Education of Brazil (“Adtalem Brazil”), and EduPristine each have operations, or portions of their operations, that generate revenue that we classify within the Test Preparation category. The test preparation products offered by Becker are significantly different from the products offered by Adtalem Brazil and EduPristine, resulting in different revenue recognition methods. Becker and EduPristine are reported within our Financial Services segment and Adtalem Brazil was reported within our former Business and Law segment.

Becker develops proprietary course materials that have been widely used by CPA exam candidates to prepare for the CPA exam for decades. While Becker offers a variety of packages and products, the primary product is the pre-packaged, self-study course materials. All Becker CPA review packages have the self-study materials as the core product offering and these materials are the principal revenue source for Becker’s test preparation business. Revenue generated at Becker from non-self-study materials is less than one percent of Adtalem consolidated revenue. Based on our analysis of the guidance in ASC 606-10-25-30, pre-packaged, self-study course materials sales are recognized as revenue at the point in time when access to the course materials is delivered to the customer.
Adtalem Brazil acquired Damásio Educacional (“Damasio”) in February 2015. Damasio operates a law school and offers bar exam test preparation and other exam review courses. The bar and other exam review products are classified as Test Preparation revenue within our disaggregation of revenue disclosures. Adtalem Brazil acquired São Judas Tadeu (“SJT”) in November 2017. SJT’s revenue source is a medical doctor specialty test preparation review. Damasio’s bar and other exam test preparation products and SJT’s product represents all of Adtalem Brazil’s test preparation offerings. The test preparation offerings at Adtalem Brazil are delivered primarily in the form of live or live-online instruction with sales of self-study course materials representing less than one percent of Adtalem consolidated revenue. Based on our analysis of the guidance in ASC 606-10-25-27, the revenue from instruction is recognized over the applicable instruction delivery periods.
EduPristine has been consolidated in Adtalem’s consolidated financial statements since March 2018 when Adtalem achieved a 69% ownership interest in EduPristine. EduPristine offers test preparation services in the form of online and classroom instruction for several professional areas. EduPristine’s test preparation offerings are predominately in the form of live instruction. Based on our analysis of the guidance in ASC 606-10-25-27, the revenue from instruction is recognized over the applicable instruction delivery periods.
We focused our test preparation revenue recognition policy disclosures on the most significant drivers of revenue for each business. It was our judgment, consistent with the guidance in ASC 606-10-50-1 and ASC 606-10-50-2, that providing sufficient information is important to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers by limiting disclosures to a level of detail necessary to achieve this objective so that useful information is not obscured by the inclusion of a large amount of insignificant detail.
To specifically address the Staff’s comments on the information on Becker’s website concerning Premium and Pro packages, which include various live-online and/or live courses, success coaching, and personal tutoring, Becker often markets various packages to attract customers. These packages offered to customers may change based on marketing strategies. All Becker CPA review packages have the self-study materials as the core product offering and these materials are the primary revenue source for Becker’s test preparation business. As noted above, revenue generated at Becker from non-self-study materials is less than one percent of Adtalem consolidated revenue. For this reason and based on our judgments discussed above, we only included discussion on the self-study course materials. Given the Staff’s comments, below is an example of our future disclosure that will clarify our test preparation revenue recognition policy to provide the user of the financial statements a better understanding of why the revenue recognition timing is different between these businesses. We intend to include this language in the notes to the financial statements in future filings.

Test preparation revenue consists of sales of self-study materials and test preparation course instruction. Becker test preparation revenue is primarily derived from self-study materials and is recognized when access to the materials is delivered to the customer. Adtalem Brazil and EduPristine test preparation revenue is primarily derived from course instruction and is recognized on a straight-line basis over the applicable instruction delivery period.
The Company acknowledges that the accuracy and adequacy of the disclosures in its filing with the Commission are the responsibility of the Company. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.
Please direct any questions or comments regarding this filing to the undersigned at (404) 790-5010, or our General Counsel, Chaka Patterson at (630) 353-9073.
Yours truly,
/s/ Michael O. Randolfi
Michael O. Randolfi
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.